EXHIBIT 99.4

[Form of Management Agreement]

MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT (this “Agreement”), dated as of March ____, 2007, is by and between ZelnickMedia Corporation, a New York corporation (“ZelnickMedia”), and Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Company desires to receive financial and management consulting services from ZelnickMedia, and to obtain the benefit of the experience of ZelnickMedia in business and financial management of companies engaged in businesses similar to the Company’s; and

WHEREAS, ZelnickMedia desires to provide financial and management consulting services to the Company and the compensation arrangements set forth in this Agreement are designed to compensate ZelnickMedia for such services.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements hereinafter set forth, and the mutual benefits to be derived herefrom, ZelnickMedia and the Company agree as follows:

1. Engagement. The Company hereby engages ZelnickMedia as its financial and management consultant, and ZelnickMedia hereby agrees to provide financial and management consulting services to the Company, all on the terms and subject to the conditions set forth below.

2. Services of ZelnickMedia. ZelnickMedia hereby agrees during the term of this engagement to consult with the board of directors (the “Board”) and management of the Company and its subsidiaries in such manner and on such business and financial matters as may be reasonably requested from time to time by the Board, including but not limited to:

(i)	oversee and supervise the operations of the Company and its subsidiaries in accordance with policies established by the Board and usual and customary standards of efficient operation and maintenance;

(ii)	assist in the preparation of operating budgets and business plans;

(iii)	advise and assist the Company and its subsidiaries regarding their corporate and financial structure;

(iv)	advise and assist the Company and its subsidiaries in formulating long-term business strategies;

(v)	assist the Company in recruiting senior management;

(vi)	advise and assist the Company in securing equity and/or debt financing and negotiating and structuring the terms of such financing;

(vii)	assist the Company and its subsidiaries with controlled mergers and acquisitions with, and of, third party entities;

(viii)	advise and assist the Company in evaluating potential sale or exit opportunities, structuring and negotiating a sale of the Company, or leveraged recapitalization;

(ix)	assist the Company in its attempts to resolve the investigations and litigations currently pending against the Company; and

(x)
respond to Board requests concerning, and perform any other management services incidental to, the foregoing, or any other management or advisory services reasonably requested by the Board from time to time and to which ZelnickMedia agrees.

3. Personnel; Non-Executive Chairman. ZelnickMedia shall provide and devote to the performance of this Agreement such employees, agents and representatives of ZelnickMedia, and for such time, as ZelnickMedia shall deem appropriate for the furnishing of the services required hereunder. In addition, during the term of this Agreement, Strauss Zelnick will be entitled to serve as the non-executive chairman of the Company so long as (x) he is alive and not incapacitated and (y) this Agreement has not been terminated for Cause (as defined below); provided that nothing herein shall prohibit the removal of Mr. Zelnick for Cause at any time. As non-executive chairman, Mr. Zelnick will interact with the full Board, and will be delegated authority to hire and/or terminate the employment of, from time to time, the chief executive officer and the chief financial officer of the Company. The chief executive officer of the Company will report to the non-executive chairman, as well as to the Board. At the request of ZelnickMedia, the Company will take all actions as may be permitted under applicable law to cause two designees of ZelnickMedia, initially Strauss Zelnick and Benjamin Feder, to be elected to the Board.

4. Management Fee. On the date hereof and on the first day of each month during the term of this Agreement (each, a “Payment Date”), the Company shall pay to ZelnickMedia a monthly management fee of $62,500 ($750,000 per annum) in immediately available funds (the “Management Fee”). During the first 12 months of the term of this Agreement, neither the Management Fee nor the Annual Bonus payable in respect thereof shall be increased, except as provided in Section 18 below; provided, however, that nothing in the preceding clause shall require the Company to increase either of such payments following the end of such 12-month period.

5. Annual Bonus. In addition to the Management Fee, ZelnickMedia shall receive an annual bonus of up to $750,000 per year (the “Annual Bonus”), determined with respect to each fiscal year ending after the date hereof, and payable within 15 days of the Company’s receipt of its audited financial statements for the applicable fiscal year, as follows:

(i) In the event actual results in a given fiscal year during the term of this Agreement are less than 80% of the Target (as defined below), the Annual Bonus shall be zero.

(ii)  In the event actual results in a given fiscal year during the term of this Agreement are equal to or greater than 80% of the Target but less than 100% of the Target, the Annual Bonus shall be between zero and $375,000, pro rated on a straight-line basis between 80% and 100% based upon the actual percentage of Target achieved.

(iii)  In the event actual results in a given fiscal year during the term of this Agreement are equal to or greater than 100% of the Target but less than 120% of the Target, the Annual Bonus shall be between $375,000 and $750,000, pro rated on a straight-line basis between 80% and 100% based upon the actual percentage of Target achieved.

(iv) In the event actual results in a given fiscal year during the term of this Agreement are equal to or greater than 120% of the Target, the Annual Bonus shall be $750,000.

The term “Target” shall mean budgeted EBITDA of the Company (or other measurement of financial performance reasonably determined by the members of the Board, excluding the designees of ZelnickMedia pursuant to Section 3 above, and agreed with ZelnickMedia for a particular year), determined within 30 days of the beginning of that year (and with respect to the current year, within 60 days from the date Strauss Zelnick takes office as non-executive chairman) by mutual agreement of the Company and ZelnickMedia, each acting reasonably and in good faith, and measured without giving effect to any payments under this Agreement.

6. Equity Award. No earlier than [90] days nor later than [150] days from March 23, 2007, the Company shall simultaneously issue to ZelnickMedia or any designated affiliate thereof:

(i)  an option, transferable to any affiliate of ZelnickMedia, to purchase a number of shares of common stock of the Company representing 2.5% of the outstanding common stock of the Company on a fully diluted basis on the date of issuance, such options to have a ten (10)-year term, to vest monthly in equal portions over three (3) years (with accelerated vesting in full upon (x) a Change of Control, (y) termination of this Agreement by the Company (except for Cause (as defined below), in which case the unvested portion of such options shall not vest and shall automatically terminate), or (z) termination of this Agreement by ZelnickMedia (except without Good Reason (as defined below), in which case the unvested portion of such options shall not vest and shall automatically terminate)), to have a strike price equal to the closing price of the common stock on the date of issuance and to have such other customary terms as are reasonably acceptable to ZelnickMedia; and

(ii) a number of shares (not less than zero) of restricted common stock equal to the quotient of A[B-C]/B, where A= 2.5% of the outstanding common stock of the Company on a fully diluted basis on the date of issuance, B= the closing price of the common stock on the date of issuance of the restricted common stock and C=$16.00 (A and C to be adjusted proportionately for any stock split, stock combination or similar event prior to the date of issuance), such shares to be subject to vesting upon the earliest to occur of (w) three (3) years from the date hereof, (x) a Change of Control, (y) termination of this Agreement by the Company (except for Cause (as defined below), in which case such shares shall not vest and shall automatically terminate), or (z) termination of this Agreement by ZelnickMedia (except without Good Reason (as defined below), in which case such shares shall not vest and shall automatically terminate).

Until October 31, 2011 or earlier if this Agreement is earlier terminated pursuant to Section 8 below, ZelnickMedia shall not sell or otherwise dispose of any shares of common stock of the Company acquired upon exercise of its option granted pursuant to clause (i) above or vested pursuant to clause (ii) above and the preceding restriction shall not be waivable by the Company without the approval of stockholders holding a majority of the Company’s outstanding voting securities at the time such approval is given. For the avoidance of doubt, the option issued pursuant to clause (i) above and the shares issued pursuant to clause (ii) above shall be issued on the same day.

7. Expenses. The Company shall promptly reimburse ZelnickMedia for all reasonable travel expenses (business class airfare in the case of domestic travel and first class airfare in the case of any international travel, if applicable) and other reasonable out-of-pocket fees and expenses as have been or may be incurred (before or after the date of this Agreement) by ZelnickMedia, its directors, officers, employees, counsel, agents and representatives in connection with any and all transactions relating to this Agreement, ZelnickMedia’s engagement hereunder, and the rendering of services hereunder (including, but not limited to, attorneys’ fees, other advisors’ fees and fees and expenses incurred in attending Company-related meetings).

8. Term. This Agreement will continue from the date hereof until October 31, 2011, unless earlier terminated by either ZelnickMedia or the Company in accordance with this Section 8, with automatic renewal for successive one-year periods unless either party gives written notice to the other at least 90 days prior to the expiration of the initial term or any one-year period, as applicable, of such party’s intention to terminate this Agreement at the end of such initial term or one-year period. This Agreement may be terminated by the Company for Cause (as defined below) or by ZelnickMedia for Good Reason (as defined below) or upon a Change in Control and may be terminated upon 30 days’ written notice by the Company without Cause or by ZelnickMedia without Good Reason. If this Agreement is terminated by the Company or ZelnickMedia prior to October 31, 2011, ZelnickMedia will be entitled to the following: (a) if this Agreement is terminated by the Company for Cause or by ZelnickMedia without Good Reason, ZelnickMedia shall be paid on the date of termination all earned but unpaid Management Fees and all accrued but unpaid Annual Bonus, and shall retain the vested portion of the equity described in Section 6 above; (b) if this Agreement is terminated by the Company without Cause, by ZelnickMedia for Good Reason or upon a Change in Control (as defined below), ZelnickMedia shall be paid on the date of termination all earned but unpaid Management Fees and accrued but unpaid Annual Bonus, all Management Fees that would have been paid through October 31, 2011, and the amount of the Annual Bonus that would have been paid for the current year based on the year-to-date performance of the Company, and all unvested equity described in Section 6 above shall vest. In addition, if this Agreement is terminated in connection with a Change in Control, ZelnickMedia shall be paid on the date of termination all Annual Bonus payments that would have been payable through October 31, 2011, assuming 50% of the maximum Annual Bonus would be payable in each future fiscal year. If this Agreement is terminated on or after October 31, 2011, ZelnickMedia shall be paid on the date of termination all earned but unpaid Management Fees and accrued but unpaid Annual Bonus, all Management Fees that would have been paid through the end of the then current term, and the amount of the Annual Bonus that would have been paid for the current year based on the year-to-date performance of the Company. Notwithstanding the foregoing, upon any termination for Cause pursuant to clause (a) of the definition thereof all equity granted under Section 6 above shall be unvested and subject to forfeiture.

For purposes of this Section 8, “Cause” means (a) the conviction of, or a plea of guilty or nolo contendere by, either Strauss Zelnick or Benjamin Feder of any felonious criminal act (other than traffic-related offenses or as a result of vicarious liability), (b) fraud, or (c) any act or omission involving malfeasance or gross negligence by ZelnickMedia in the performance of its obligations hereunder, in the case of each of clauses (b) through (c) above, that relates to and damages the Company and, if capable of being cured so that the Company is not materially damaged, is not so cured within 15 days after receipt by ZelnickMedia of written notice thereof. “Good Reason” means (x) a condition that materially impairs the ability of ZelnickMedia or Strauss Zelnick to perform the duties or responsibilities of ZelnickMedia or Strauss Zelnick, as applicable, as contemplated herein, (y) the failure by the Company to perform any of its material obligations under this Agreement (including without limitation its obligations to cause two designees of ZelnickMedia to be elected to the Board, if requested by ZelnickMedia), or (z) the requirement that ZelnickMedia’s place of service be located outside a 10-mile radius of New York City, NY. A “Change in Control” means any transaction or occurrence (or series of related transactions or occurrences) which results at any time in any of (i) a sale of all or substantially all of the consolidated assets of the Company and of its subsidiaries, or a consolidation, reorganization, merger, or other business combination of the Company with or into, any other person or entity if, after such transaction the stockholders of the Company immediately prior to such transaction beneficially hold, directly or indirectly, less than a majority of the outstanding voting units of the purchasing or surviving parent entity in such transaction, on a fully diluted basis, (ii) a change in the majority of the members of the board of directors of the Company to Persons who were neither (x) nominated or appointed by the current board of directors of the Company nor (y) nominated or appointed by directors so nominated or appointed, or (iii) an acquisition by any individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust association or any other entity (each, a "Person") or group of Persons (other than the Company or any subsidiary of the Company or any of their affiliates) of the outstanding securities of the Company in a transaction or series of transactions, if immediately thereafter such acquiring Person or group has, or would have, beneficial ownership of more than fifty percent (50%) of the combined equity interests or voting power of the Company; provided that mere formation of a group will not itself constitute a Change of Control. A Change of Control shall be deemed to occur as of the effective date of the first event, action or transaction leading to one of the results described above. Notwithstanding the foregoing, the actions taken at the annual meeting of the Company to be held on or about March 23, 2007 (or any adjournment thereof) shall not constitute a Change in Control under this Agreement.

No termination of this Agreement, whether pursuant to this paragraph or otherwise, shall affect the Company’s obligations with respect to any and all reasonable fees, costs and expenses incurred by ZelnickMedia in rendering services hereunder and not reimbursed by the Company as of the effective date of such termination or the Company’s indemnification and contribution obligations.

9. Confidentiality; Non-Solicitation. ZelnickMedia shall not at any time during or after the term of this Agreement, directly or indirectly, except as in good faith deemed necessary or desirable to perform any of its obligations hereunder, to defend its own rights or as required by applicable law or legal process, disclose or use for its own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its subsidiaries or affiliates, any trade secrets, information, data, or other information, including, without limitation, relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing processes, financing methods, plans, or the business and affairs of the Company, or of any subsidiary or affiliate of the Company; provided, that the foregoing shall not apply to information which is generally known to the industry or the public other than as a result of ZelnickMedia’s breach of this covenant or information obtained by ZelnickMedia prior to the execution of this Agreement or not in connection with its performance of its obligations under this Agreement. ZelnickMedia agrees that upon termination of this Agreement, upon the Company’s request, it shall immediately return to the Company all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company and its affiliates, except that ZelnickMedia may retain such personal notes, notebooks and diaries that do not contain confidential information of the type described above. For a period beginning on the date hereof and ending one year after the date of termination of this Agreement, except in the event this Agreement is terminated upon a Change in Control, by the Company without Cause or by ZelnickMedia for Good Reason, ZelnickMedia shall not in any capacity, either individually or in association with others, employ or solicit for employment (other than in any general solicitation) any person who is an employee of the Company or its affiliates at the level of vice president or higher immediately prior to such employment or during such solicitation.

10. Liability. Neither ZelnickMedia nor any of its affiliates, directors, officers, employees, counsel, agents or representatives shall be liable to the Company or its subsidiaries or affiliates for any loss, claim, liability, damage or expense arising out of or in connection with the performance of services contemplated by this Agreement, other than any loss, claim, liability, damage or expense to the extent determined by the final judgment of a court of competent jurisdiction to have been caused from the gross negligence, fraud, bad faith or willful misfeasance of ZelnickMedia or its affiliates.

11. Indemnification; D&O Insurance. To the fullest extent permitted by applicable law, the Company shall indemnify and hold harmless ZelnickMedia and its affiliates, and each of their respective members, managers, directors, officers, employees, counsel, agents, representatives, contractors and affiliates (each such individual or entity to be referred to hereinafter as an "Indemnified Person"), from and against any loss, claim, damage or liability, joint or several, and any action in respect thereof, whether or not involving a third party, to which an Indemnified Person may be subject, insofar as such loss, claim, damage, liability or action relates to, arises out of or results from any Covered Event (as such term is defined below) or alleged Covered Event, and will reimburse such Indemnified Person upon request for all expenses (including, without limitation, reasonable attorneys’ fees and disbursements) incurred by such Indemnified Person in connection with investigating, defending or preparing to defend against any such loss, claim, damage, liability or action, as such expenses are incurred or paid. The term "Covered Event" shall mean (a) any action taken, or services performed, by an Indemnified Person, related to or consistent with the terms of this Agreement, or (b) any action taken, or omitted to be taken, by the Company or any of its managers, directors, officers, employees, agents or affiliates, in connection with any matter in which an Indemnified Person has been involved pursuant to this Agreement; provided, that the term "Covered Event," with respect to an Indemnified Person, shall exclude any loss, claim, damage, liability or expense to the extent determined by the final judgment of a court of competent jurisdiction to have been caused from the gross negligence, fraud, bad faith or willful misfeasance of such Indemnified Person or any affiliate thereof. The Company shall cover the designees of ZelnickMedia under directors and officers liability insurance both during and, while potential liability exists, after the term of the Agreement in amounts reasonably requested by ZelnickMedia.

12. Independent Contractor. ZelnickMedia and the Company agree that ZelnickMedia shall perform services hereunder as an independent contractor, retaining control and direction over and responsibility for its own operations and personnel. Neither ZelnickMedia nor their directors, officers or employees shall be considered employees or agents of the Company or its subsidiaries as a result of this Agreement nor shall any of them have authority to contract in the name of or bind the Company, except as expressly agreed to in writing by the Company, including as provided in this Agreement.

13. Notices. Any notice, report or payment required or permitted to be given or made under this Agreement by one party to the other shall be deemed to have been duly given or made if personally delivered or, if mailed, when mailed by registered or certified mail, postage prepaid, to the other party at the following addresses (or at such other address as shall be given in writing by one party to the other):

If to ZelnickMedia:

ZelnickMedia Corporation
650 5th Avenue
New York, NY 10019
Telephone: (212) 223-1383
Facsimile: (212) 223-1384
Attention: Benjamin Feder

If to the Company:

Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
Telephone: (646) 536-2842
Facsimile:
Attention:

14. Entire Agreement; Modification. This Agreement (a) contains the complete and entire understanding and agreement of ZelnickMedia and the Company with respect to the subject matter hereof; and (b) supersedes all prior and contemporaneous understandings, conditions and agreements, oral or written, express or implied, respecting the engagement of ZelnickMedia in connection with the subject matter hereof. This Agreement may not be amended or modified except by written instrument executed by both ZelnickMedia and the Company.

15. Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach of that provision or any other provision hereof.

16. Assignment. ZelnickMedia may assign its rights or obligations under this Agreement only with the express written consent of the Company, such consent not to be unreasonably withheld. The Company may not assign its rights or obligations under this Agreement.

17. Successors. This Agreement and all the obligations and benefits hereunder shall inure to the successors and permitted assigns of the parties.

18. Failure to Pay. If for any reason the Company does not pay the Management Fee, Annual Bonus or any other amount due under this Agreement when due, then such amount shall accrue interest at a rate of 1% per month and shall continue to be payable and shall be paid by the Company as soon as it can be paid. The preceding sentence shall not limit any other remedies of ZelnickMedia in the event amounts are not paid when due.

19. Counterparts. This Agreement may be executed and delivered by each party hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original and both of which taken together shall constitute one and the same agreement.

20. Choice of Law. This Agreement and any dispute arising hereunder shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each party consents to the in personam jurisdiction of the Court of Chancery or other courts of the State of Delaware and the United States District Court located in the State of Delaware in connection with any claim or dispute arising under or in connection with this Agreement.

21. Severability. If any provision of this Agreement is or becomes illegal, invalid or unenforceable under any law or regulation of any jurisdiction, it shall, as to such jurisdiction, be deemed modified to the least degree necessary to conform to the requirements of such law or regulation, or if for any reason it is not deemed so modified, it shall be illegal, invalid or unenforceable only to the extent set forth in the law or regulation without affecting the legality, validity or enforceability of such provision in any other jurisdiction or the remaining provisions of this Agreement.

22. Section 409A. Notwithstanding anything to the contrary contained in this Agreement, in the event that one or more payments under this Agreement are subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and would cause ZelnickMedia to incur any additional tax or interest under Section 409A of the Code or any regulations or Treasury guidance promulgated thereunder, the Company shall, at no additional cost to the Company, after consulting with ZelnickMedia and receiving ZelnickMedia’s approval, reform and appropriately adjust such provision; provided that the Company agrees to maintain, to the maximum extent practicable without any such additional cost to the Company, the original intent and economic benefit to ZelnickMedia of the applicable provision without violating the provisions of Section 409A of the Code.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Management Agreement to be duly executed and delivered on the date and year first above written.

ZELNICKMEDIA CORPORATION

By:
Name:
Title:

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:
Name:
Title:

[Management Agreement]